As filed with the Securities and Exchange Commission on January 29, 2018.      Registration No. 333-222398

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

PRE-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

TFI TAB GIDA
YATIRIMLARI A.Ş.

(Exact name of issuer of deposited securities as specified in its charter)

TFI TAB FOOD INVESTMENTS

(Translation of issuer's name into English)

REPUBLIC OF TURKEY

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

225 Liberty Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

225 Liberty Street, 21st Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [X]

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The procedure for collection and distribution of dividends	Articles number 4, 12, 13, 15, 18 and 21
(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 11
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 6, 7 and 21
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 22

3. Fees and Charges	Articles number 7 and 8

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of ________, 2018 among TFI TAB Gıda Yatırımları A.Ş., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.
b.	Form of letter from The Bank of New York Mellon to TFI TAB Gıda Yatırımları A.Ş. dated _____________, 2018 relating to pre-release activities. – Filed previously
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.
e.	Certification under Rule 466. – Not applicable.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)     If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 29, 2018.

Legal entity created by the agreement for the issuance of depositary shares representing ordinary shares of TFI TAB Gıda Yatırımları A.Ş.

By:	The Bank of New York Mellon
As Depositary

	By:	/s/ Slawomir Soltowski
	Name:	Slawomir Soltowski
	Title:	Managing Director

Pursuant to the requirements of the Securities Act of 1933, TFI TAB Gıda Yatırımları A.Ş. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Istanbul, Republic of Turkey, on January 29, 2018.

TFI TAB GIDA YATIRIMLARI A.Ş.

By:	/s/ Korhan Kurdoğlu
Name:	Erhan Kurdoğlu
Title:	Vice Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on January 29, 2018.

	Signature	Title

*
	Erhan Kurdoğlu	Chairman

	/s/ Korhan Kurdoğlu	Vice Chairman, Director, President
	Korhan Kurdoğlu	and Chief Executive Officer

*
	Melih Araz	Director

*
	Faruk Işık	Director

/s/ Ekrem Özer
	Ekrem Özer	Chief Financial Officer

*
	Serkan Erleblebici	Chief Accounting Officer

*
	R. Caner Dikici	Director

*
	Erhan Cansu	Director

*
	Fazıl Emre Akinci	Director

*
	Alfred Herman Drewes	Director

*
	Thomas B. Mangas	Director

* Pursuant to Power of Attorney

By:	/s/ Korhan Kurdoğlu
Name:	Korhan Kurdoğlu

(Attorney-in-fact)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly appointed representative in the United States of TFI TAB Gıda Yatırımları A.Ş. has signed this registration statement or amendment thereto in the city of Newark, State of Delaware, on January 29, 2018.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Pulgisi
Name:	Donald J. Puglisi
Title:	Managing Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Deposit Agreement dated as of _____________, 2018 among TFI TAB Gıda Yatırımları A.Ş. The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.